02 APR 30 AM 11:49

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

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16 April 2002

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PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser
Ulrike Schlosser

Enclosure

dlw 4/30

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ISSUER	FILE NO.
Deutsche Lufthansa AG	82-4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

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599 Lexington Ave.
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Frankfurt, April 10 2002

Lufthansa Group in first quarter 2002:
Significant rise in utilisation - Passenger number and freight volume below prior-year level

The aftermath of the terrorist attacks in the United States continues to have an adverse effect on the performance of the airlines in the Lufthansa Group, and this is reflected in the traffic figures for the first quarter of 2002. Passenger number and freight volume in the first three months of the year remained below the prior-year level. However, as a result of network optimisation, Lufthansa was able to report a significant improvement in capacity utilisation.

From January to March, the airlines in the Lufthansa Group carried 9.7 million passengers, 11.4 per cent fewer than in the first quarter of 2001. However, the capacity utilisation of passenger aircraft was excellent, reaching the record level of 73.1 per cent – an increase of 2.8 percentage points. This is attributable to the 12.7 per cent drop in capacity, as against a decline in sales of 9.1 per cent.

In the first three months of this year, Lufthansa Cargo transported a total of 395,534 tonnes of freight and mail, 6.7 per cent less than during the prior-year period. Capacity was scaled back, with the result that the cargo load factor rose by 2.6 percentage points to reach the high level of 68.4 per cent.

Overall, the Lufthansa Group (Passenger Business and Freight) boosted the capacity utilisation of its aircraft to the record level of 71.0 per cent, which corresponds to an increase of 2.6 percentage points.

Lufthansa Group	**Jan-Mar 2002**	**Jan-Mar 2001**	**Year-on-Year Change in %**
Passengers in 1,000	9,660	10,903	-11.4
Available seat-kilometres in millions	26,394	30,223	-12.7
Revenue passenger-kilometres in millions	19,301	21,232	-9.1
Seat load factor in per cent	73.1	70.3	+ 2.8pp.
Cargo/mail in 1,000 tonnes	396	424	-6.7
Cargo load factor in per cent	68.4	65.8	+2.6pp.
Available tonne-kilometres in millions	5,114	5,781	-11.5
Revenue tonne-kilometres in millions	3,633	3,953	-8.1
Overall load factor in per cent	71.0	68.4	+2.6pp.
Number of flights	119,099	136,260	-12.6

The Lufthansa Group's first-quarter results for 2002 will be published on May 15, 2002 and will be available in English and German on the Internet at www.lufthansa-financials.com.

Deutsche Lufthansa AG
Corporate Communications
Tel: + 49 69 696 - 5 10 14 or 29 99
Fax: + 49 69 696 - 6818
http://media.lufthansa.com

Investor Info
March 2002
Including traffic figures

Change in capacity utilisation in March compared with previous year


80
75
70
65
% 60
55
50
45
40
2002
2001
PassengerLF
Cargo LF
GroupLF

Please note:
From 10:00 hours (CEST) on 25 April the full Lufthansa Group annual results for 2001 will be available on the Internet at:
www.lufthansa-financials.com

Deutsche Lufthansa AG
Investor Relations
Tel. +49 (0) 221 826-2444, Fax -2286
Tel. +49 (0)69 696-90997, Fax -90990
E- mail:
investor.relations@ dlh.de
Internet:
www.lufthansa-financials.com

April 10, 2002

Capacity utilisation at record level
In March 2002 the Lufthansa Group airlines carried 3.6 million passengers -11.8 per cent fewer than in the same month last year. The greater percentual decline in passenger traffic compared to the previous months is largely attributable to the 2002 summer timetable, which began six days later than 2001, and the earlier start of the Easter holidays. The Asia/Pacific region, however, registered an increase in passenger numbers, which was mainly due to the excellent developments in traffic to and from India. With capacity reduced by 13.6 per cent and sales down by 10.6 per cent, the seat load factor rose sigificantly (+2.6 percentage points) to 76.9 per cent. In the Americas and the Asia/Pacific region, Lufthansa achieved a capacity utilisation rate of about 84 per cent. Lufthansa Cargo transported 148,806 tonnes of freight and mail, 6.0 per cent less than in March 2001. Since cargo capacity was scaled back by 13.4 per cent as against a 5.6 per cent fall in demand, the cargo load factor climbed 6.1 per cent to 72.5 per cent.
The record capacity utilisation of Lufthansa's passenger services and the high cargo load factor boosted the Group's overall load factor to a new record level of 74.7 per cent (+ 4.1 percentage points).

Lufthansa and LOT sign code-share agreement
On April 4, 2002, Lufthansa and LOT signed a Memorandum of Understanding and a code-share agreement for all routes between Germany and Poland. The two airlines have thus laid the foundation stone for a comprehensive partnership, which will pave the way for LOT's accession to the Star Alliance.

Lufthansa Cargo introduces fuel surcharge
On 15 April Lufthansa Cargo is introducing a fuel surcharge of 0.05 € per kilo of actual weight. This is in line with the new method, announced by the company earlier this year, governing the increase in surcharges if the Fuel Price Index exceeds 115 points for two consecutive weeks. (For the Fuel Price Index, log on to www.lufthansa-cargo.com)

2002 summer timetable: More flights offered again
In the summer schedule, which went into effect on 31 March, Lufthansa has increased its offer by 370 frequencies and 55,000 seats a week. This required the airline to reactivate ten of the 43 aircraft it had taken out of service last autumn. This latest move is in response to the renewed demand for air traffic services. However, capacity is still about ten per cent below the prior-year level.

Traffic figures March 2002

Lufthansa Passenger Business*	March	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,599	-11.8	9,660	-11.4
Available seat-kilometers (mio)	9,209	-13.6	26,394	-12.7
Revenue pax-kilometers (mio)	7,084	-10.6	19,301	-9.1
Passenger load-factor (%)	76.9	+ 2.6P.	73.1	+ 2.8P.
Number of Flights	39,309	-13.8	113,303	-12.4
Lufthansa Cargo AG	**March**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	149	-6.0	396	-6.7
Available Cargo tonne-km (mio)	906	-13.4	2,467	-10.5
Revenue Cargo tonne-km (mio)	657	-5.6	1,689	-6.9
Cargo load-factor (%)	72.5	+ 6.1P.	68.4	+ 2.6P.
Number of Flights	2,032	-19.2	5,796	-16.0
Lufthansa Group	**March**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,835	-13.3	5,114	-11.5
Revenue tonne-km (mio)	1,370	-8.3	3,633	-8.1
Overall load factor (%)	74.7	+ 4.1P.	71.0	+ 2.6P.
Number of Flights	41,341	-14.1	119,099	-12.6
Traffic regions				
Europe (incl. Germany)	**March**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	2,859	- 12.4	7,638	- 12.3
Available seat-kilometers (mio)	2,999	- 12.1	8,577	- 10.7
Revenue pax-kilometers (mio)	1,916	- 9.7	5,079	- 9.9
Passenger load-factor (%)	63.9	+ 1.7P.	59.2	+ 0.5P.
Cargo/mail in 1,000 tonnes	67	-5.6	183	-5.7
Available Cargo tonne-km (mio)	96	- 16.7	275	- 15.1
Revenue Cargo tonne-km (mio)	43	- 7.3	117	- 6.3
Cargo load-factor (%)	44.6	+ 4.5P.	42.5	+ 4.0P.
America (North and South)	**March**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	362	- 18.7	967	- 15.7
Available seat-kilometers (mio)	3,131	- 22.3	8,869	- 21.7
Revenue pax-kilometers (mio)	2,619	- 19.1	7,067	- 15.8
Passenger load-factor (%)	83.6	+ 3.3P.	79.7	+ 5.5P.
Cargo/mail in 1,000 tonnes	35	-17.0	94	-17.9
Available Cargo tonne-km (mio)	312	- 21.1	873	- 15.6
Revenue Cargo tonne-km (mio)	236	- 15.6	623	- 15.9
Cargo load-factor (%)	75.4	+ 4.9P.	71.4	- 0.2P.
Asia/Pacific	**March**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	251	+ 1.6	699	+ 1.4
Available seat-kilometers (mio)	2,306	- 7.0	6,712	- 6.8
Revenue pax-kilometers (mio)	1,949	- 3.1	5,463	- 2.9
Passenger load-factor (%)	84.5	+ 3.4P.	81.4	+ 3.3P.
Cargo/mail in 1,000 tonnes	37	+4.4	94	+3.4
Available Cargo tonne-km (mio)	420	- 8.2	1,100	- 7.1
Revenue Cargo tonne-km (mio)	328	+ 1.7	817	- 0.2
Cargo load-factor (%)	78.0	+ 7.7P.	74.3	+ 5.2P.
Middle East and Africa	**March**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	126	+ 1.7	349	+ 0.2
Available seat-kilometers (mio)	767	+ 6.0	2,209	+ 6.0
Revenue pax-kilometers (mio)	596	+ 10.1	1,674	+ 7.2
Passenger load-factor (%)	77.7	+ 2.9P.	75.8	+ 0.9P.
Cargo/mail in 1,000 tonnes	9	+0.2	25	-0.5
Available Cargo tonne-km (mio)	78	+ 0.0	219	+ 2.7
Revenue Cargo tonne-km (mio)	51	+ 5.4	132	+ 1.2
Cargo load-factor (%)	65.1	+ 3.3P.	60.3	- 0.8P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Publication

pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listung Regulation.

As at March 31, 2002 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany	63.4 %
United Kingdom	14.5 %
United States	8.5 %
Luxembourg	5.2 %
Belgium	2.8 %
Switzerland	2.5 %
Other	3.1 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, April 5, 2002

Deutsche Lufthansa Aktiengesellschaft
The Executive Board